Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were posted after market-close by Andrejka Bernatova, Chief Executive Office of SPAC, on her X and LinkedIn accounts on November 26, 2025:

The following communications were posted by Andrejka Bernatova, Chief Executive Office of SPAC, on her X and LinkedIn accounts on November 28, 2025:

The above-mentioned communications include a clip of an interview of Andrejka Bernatova, Chief Executive Officer of SPAC, with Diane King Hall of Schwab Network. A transcript of the interview is available below:

Andrejka Bernatova, Dynamix | Schwab

Network Morning Movers

Mon, Nov 17, 2025

Diane 00:04

For a conversation about the state of SPACs and IPO activity, we want to welcome in our next guest. That’s Andrejka Bernatova, CEO of dynamix, here at the big board. Andrejka, it’s good to see you in person. All right, so we’ve seen this rebound in SPACs and IPO activity in 2025 for SPACs, this is the busiest year in a few years. Now, I’m very much across IPO activity. I know SPACs are a component of that. There’s a slowdown in IPO activity during the government shutdown. Did you see similar, a similar effect in SPACs?

Andrejka 00:41

Good morning. Diane, good to be here. Thank you. So we have seen a little bit of a slowdown in the SPAC IPO activity just given by the closure of the SEC and inability to go through the review process with the SEC. But, you know, it’s picking up. I think we have, right now about 150 SPACs outstanding, which is a good, you know, healthy amount to go and search for the right targets to take public.

Diane 01:03

Now with SPACs, I know that the process can be quicker, or it is quicker compared to a traditional IPO. Why go that route versus a traditional IPO?

Andrejka 01:13

I think there are a couple of benefits. One is the timing component, where it allows the company to get prepared and go public faster, number one. But the second component is there. There are things with the SPAC product that you can do, features that you can use, that you cannot do in a regular stock, IPO, and so you can actually go public in a more systematic and predictable manner, from a valuation perspective, but also capital raising perspective. You can wall-cross investors, have them sign an NDA, truly analyze the company, the valuation, the capital structure management team and fundamentals of the business, and take it public and raise capital by other SPAC product. I actually think that is the biggest benefit, timing as well. But that component of systematic evaluation is this.

Diane 02:37

So when I think about the age of companies going public in recent years, it’s been older, they’re longer in the tooth, right? I don’t remember the average age now, but it’s longer historically speaking. Is it the same type of dynamic for SPACs? Are they older, more mature, or does this tend to be a younger company that’s more nimble?

Andrejka 02:37

It’s a great question. I think every SPAC has a different approach. I do think that SPAC management teams are ultimately the ones that should decide, you know, what’s the right business to take public from our perspective and our franchise, we look at companies that we want to merge with that should be public in the first place. So there are mature companies, generally, with cash flows that just are facing sort of this hyper growth where they need additional capital, additional tools in order to, you know, continue on their growth path.

Diane 02:37

And then just also to catch people up. I know we’ve talked to you before, there may be some new viewers who aren’t familiar with your company. I should have started with that. Tell them a little bit about what Dynamix does.

Andrejka 02:37

So the Dynamix platform, we have a series of SPACs. We recently announced, in July of 2025, a merger with the ether machine, and we’re waiting for a closing of that SPAC, or that De-SPAC. We actually raised 2.2 billion of equity financing as part of that De-SPAC. And we recently, at the end of last month, actually, we took our third SPAC Dynamix Corporation III, public as well, and we are now in the search process.

Diane 03:31

Let me ask you this, when you think about the companies that are you know, maybe considering the SPAC group, what separates those who you would say, this is right. This is healthy, versus say, you know, if we go back to the cycle that we saw 2020, to 2021, where honestly ended up being, it was frothy.

Andrejka 03:52

I do think there’s going to be differentiation Diane. You know, we are seeing more spikes being issued. And you know, the beauty and curse of the American capitalist market is that it swings in both directions. I do think what’s exciting is now rates coming down. The market is becoming healthier, which is likely going to lead, or may lead to healthier pipes the capital is being raised on the back end, which is one of the most fundamental pieces of the entire de SPAC process. Make sure that when you actually on the day of closing of the de SPAC, you have a very healthy balance sheet, and you actually have a fair shot to grow, which was really one of the pickles of the 2021 22 you know, super-cycle, I would say, with SPAC. So those are the pipe element is fundamental. And I do think, to your earlier point, maturity of companies, businesses that should be public in the first place. So as a management team of a public that’s considering a SPAC route, you really have to sort of think of yourself, what your life is going to look like. You know, building a $5, $10 billion business over the next five plus years, it’s not just the future of going public. It’s actually living. As a public, high quality public business.

Diane 05:03

For SPACs. Is it the same kind of modeling as a traditional IPO, where you model out, releasing an earnings report to the public and, you know, giving guidance? Is it similar?

Andrejka 05:14

100%. It’s the exactly the same process. And so, you know, again, it’s only companies that should be public in the first place, should go public via a SPAC.

Diane 05:23

And then let me ask you this for 2026 I know, you know, we’ve seen the thawing of the IPO market this year, and we’ve been waiting for it for a couple of years, honestly, and thawing and honestly, really, really warming up until we hit the government shutdown speed bump. Are you expecting that momentum to continue into 2026?

Andrejka 05:45

We are in certain industries, Diane, you know, we’re obviously seeing some of the more capital, heavy industries that are going to benefit from lower interest rates, but also industries like, like ours, power and energy and, you know, data centers. You know crypto as well, digital assets. So all those industries I think are going to be continue to grow because of fundamentals themselves.

Diane 06:08

I was curious about that, if you’re expecting to see a continuation, because one of the themes that we saw this year were crypto linked companies, if you will, going public, whether it’s the traditional or SPAC route. I’m curious though, if there is the potential for the appetite to not be as great given the recent, you know, kind of pullback that we’ve seen in crypto markets.

Andrejka 06:32

You know, we’re looking at a little bit differently. So we look at companies from a longer term perspective, and we fundamentally believe that the digital asset space is an area that’s going to be part of our daily lives, of everybody, you know, whether it’s a field guy in North Dakota or whether it’s a, you know, PhD at MIT. And so it’s going to influence our life, you know, on a daily basis, to the extent that it will need to get the capital to be fueled, similar to what we’ve seen in energy and infrastructure. You know, energy is mission critical. We cannot survive without it. And we viewed the digital assets to be essentially the extension on that.

Diane 07:05

Even though I call myself crypto agnostic, I think you’re right in terms of, you know, kind of the future of just how money will move. Let me ask you one more question. I want to go back to what you mentioned about rates. Especially you mentioned rate sensitive companies, the path for December is a little unclear, and now, when you look at the CME Fed watch tool, it’s almost a coin toss on where, whether, and honestly, a little below a 50% chance that we get a rate cut in December. How much does that matter?

Andrejka 07:34

I think for a lot of the industries, there are just fundamental goal because of demand, and it’s mission critical and necessary we all want to use, you know, our AI agents, etc. If we want to do that, we need energy for that. And it just doesn’t, you know, come out of nothing. We need very large infrastructure to cater that. And infrastructure and energy are really sort of the systems that enable AI growth. So if we want to continue on that path, we believe, for example, energy infrastructure, power, will be critical and similar to, you know, crypto.

Diane 08:05

So in other words, you’re saying that whether there is or isn’t a rate cut doesn’t really matter.

Andrejka 08:09

It would be positive, but it’s not a deal breaker, if you will.

Diane 08:13

Okay, all right, we’ll leave our conversation there for today. Appreciate you coming to the big board here.

Andrejka 08:17 Thank you, Diane.

Diane 08:18

Wonderful to have you. That’s Andrejka Bernatova, CEO of dynamix here at the New York Stock Exchange.

The following communications were posted by Andrejka Bernatova, Chief Executive Office of SPAC, on her LinkedIn account on December 1, 2025:

The above-mentioned communications include a link to a podcast interview of Andrejka Bernatova, Chief Executive Officer of SPAC, with Scott Turman of Entrepreneurs, Executives, and Eccentrics. A transcript of the interview is available below:

Scott Turman 10:09

Hello, Andrejka. Tell me who you are and what you do.

Andrejka Bernatova 10:12

Hi, Scott. I’m Andrejka. I am an investor in energy infrastructure, power digital assets and the platform called Dynamix. We have two different parts of Dynamix. One is the public piece, Dynamix Corporation, where we house our series of SPACs, our SPAC franchise, and then Dynamix Capital Partners, where we house our private investments, mostly, again, in the energy infrastructure, you know, anything as sort of services and infrastructure feeding AI, data centers, digital assets. We’ve been in it for 20 years. I’ve been at it for over 20 years. And, you know, really excited to speak to you today, Scott.

Scott Turman 10:57

So it’s interesting. I’m looking through your career, and it’s, it’s storied, right? You have to get Credit Suisse, and you’re kind of moving your way through the ranks and it feels like, did you, did you specialize in energy early on? Or was that? Or do you kind of gravitate toward that?

Andrejka Bernatova 11:10

Yeah, thanks for the question. I say, I think that, you know, like anything in my life, pretty much energy didn’t come easily to me. I was initially a finance person. Well, very initially I was a political science major in college. Yes, I had aspirations to become an ambassador, or, you know, some sort of politician. And then I did my junior year in college, I did an Ambassador internship, and realized I am not well suited to be sort of number two or listening to orders and, you know, fulfilling what others want. So that was good for me to realize that political career, initially, in my stage is, you know, our diplomatic career would not be a good choice anyway. So quickly steered after graduation from Harvard to, you know, realize I want to get a technical skill set, and that was finance. So you’re right. I started as an investment banker at Credit Suisse, certainly the two most hard working years of my life. And I don’t remember most of my time at Credit Suisse, but I would say I owe incredible amount that platform to that team, and, you know, learned probably the most in my life, and probably got the best network of my life at Credit Suisse. So, Credit Suisse and Morgan Stanley, you know, finance. And then about when I was about 28 or so, close to my 30s, you know, I took a step back Scott, and I realized, well, I’ve touched energy a lot of times through deals and investments in my career, and I’m really excited about energy infrastructure. And I think there’s a lot of you know, technology meets capital, meets different kinds of people, from the PhDs to, you know, guys that work in the field. And I just love that aspect. And I want to specialize in energy and infrastructure. And that’s I deliberately took a step to move to Houston. If you want to do energy, you’re going to be in Houston and build a career around that ecosystem.

Scott Turman 13:21

Yeah, yeah. It’s, I wonder if, if the original, the original poli sci major, right? I wonder if that helped you a lot. When I think of, when I think of when I think of diplomats, I just think they’re all spies, right, for the most part. I mean, I also worked for the DOD for quite some time at the Pentagon, so I know a little bit about it, right? But when I think of it, you’re just, you’re basically a you’re there for reasons, right. Sometimes it’s more than just diplomatic reasons. But I wonder if that type of training gave you the kind of kung fu that was kind of natural, and the kind of glad handing and back and forth it takes to do what you do now.

Andrejka Bernatova 13:56

You know, it’s interesting, Scott, and I say this to my own kids, and I tried to instill, instill this in my own kids. You know, I’ve been very lucky to be in fundamentally very different environments throughout my life. And, you know, I grew up in the Czech Republic in a very small village, you know, very working class environment. And then I loved languages. So at some point, I learned to speak seven languages. I lived in, you know, Chile, I lived in Egypt, I lived in Abu Dhabi, lived in Africa, I lived in Switzerland and so and not only that, you know that international component, but really living in different, you know, spheres of socio economic, racial, and you know, religion and you know, different types of people from a political spectrum around the world. I think that’s something that really helped me in, you know, rolling with anybody, right? I don’t care who you are and if you are able to be in different environments, you know, I give you an example. I like telling this story. I remember moving to Egypt when I when I moved there, I thought the way that they did things didn’t make any sense. You know, when I left the place, I left it, thinking, this makes total sense. The way you do things make is completely logical, and I totally get it. So I think that helped me sort of being able to move in different environments and do fundamentally very different things, because you learn how other people think, what their aspirations are, what their needs are, right? And so that very much translated to energy, power, and to any industry understanding where you know a guy who works in the field is coming from, and the guy who is producing new technology at MIT is coming from, and what, what he wants to do.

Scott Turman 15:45

You know, it’s interesting, Czech Republic reminds me a little bit of Belgium. They’ve been the center of the universe in Europe for a very long time. You know, it’s, it’s, you know, from Bohemian for whatever, right? But World War Two, World War One, 100 year war, 20 year war, 25 year war, 50 year war, 100 year war of tradition, World War of Secession. And it’s kind of all revolved around, you know, that area of the world, you know, and it’s like, it’s almost that the name that, whatever reason, Belgians, the Czechs naturally. It’s like they all speak five languages that I never understood it, right? It’s just like a natural it’s like genetically built into you guys.

Andrejka Bernatova 16:18

We, you know, it’s interesting. I go back every year to the Czech Republic. So I have, like, a window into Europe, and specifically Eastern Europe, you know, every year, right? And I see kind of high progress. And as you get older, you can take a step back and think about aspects that you didn’t notice before, and couple of things that are probably similar, Belgium and Czech Republic, and frankly, any small nation in the world is you kind of have to, you know, roll with the flow, right? Because you were, we were under, you know, the Austrians, the Germans, and, you know, Russians and, you know, etc., etc. So you kind of have a different boss, if you will, every few decades. And so that kind of teaches you how to be flexible number one. But I do think that those small nations, you also learn how to take risks, you know, because you kind of are oppressed and you know at times, and you gotta, sometimes take the risk and have a hard stand. And I think that’s fundamental as, again, something I teach my kids, you gotta take risks in life. It’s just fundamental. And the third piece, Scott, that’s interesting is, you know, we hustle, right? You gotta have the hustle factor. Don’t be afraid. You’re a small nation, you know, I come from a small village, so I really had to, kind of, you know, not be afraid. To reach out to people that I don’t know, that probably will say no to me, you know, since a very, very early age, but that hustle factor, I feel it’s, it’s very important, you know, feeling you are nobody, that’s fine, but you can be somebody one day, and it’s your own doing that’s gonna take you there. I mean, I just told my son the other day, you know, he plays hockey and I told him, Hey, I never wait for the puck to get back to never I get the puck, I go after the puck, and, you know, in the process, I may die, but you can be sure that I’m gonna get that puck. I’m never gonna wait for somebody to get that to me.

Scott Turman 18:11

Yeah, it’d be much like, I mean, it’s another one more. One more thing that’s similar is that you’ve been next to the Austrian Hungarian empire for 1000 years. And that’s like being next to the big, giant wolf who’s got rocket launchers on their back, right? I mean, you’re, you’re in a very rough neighborhood, you know, for historically speaking, and it’s a very small country, as far as historically speaking. So okay, let’s okay. So, so you make your way through your career. Credit Suisse, you kind of, you’ve been in that top 1% of, kind of, we’ll just call it whatever, investment, investment organizations, right? And at some point you went on your own. Right? When did that happen? And how did you do that?

Andrejka Bernatova 18:51

Yeah, so it took me about 15 years of my career, of working, you know, really, really hard. And my 20s, I don’t remember my 20s, and they were very miserable. I had, you know, very limited fun and, you know, but I did feel that I set the stage sort of, for having the ability to take the risk. You know, in my late 30s, I would say Scott, so took the leap of faith. I mean, taking a step back, maybe the first sort of taking risk and going on our own was really jumping from the finance sector, from banking and private equity and very large organizations into smaller businesses. So building a number of different businesses took them public. Had number of strategic exits, private equity exits, partnering with number of different private equity shops, building different businesses along the essentially energy and infrastructure value chain, from, you know, fossil fuels midstream to water to power and resiliency and so touching different pieces, which I’m really grateful for. So really not ultra specializing in one small arena, and then finally, after being a finance person, investor and an operator, I felt that I’m well weaponized and having the right toolkit to actually take the leap of faith and truly go on my own. So about five years ago, formed our platform that’s now called Dynamix, like I said at the beginning, and you know, have had series of SPACs, it’s not easy to work well in the SPAC market, it’s a very difficult product. Its very widely misused. It doesn’t work in most instances, but it has a role in the space, and if you do use it well, it can create an enormous value for investors and for operators, and then on the private side, you know, we have a very operational mindset. Scott, so when we invest, the platforms that we are looking at is, you know, I feel very strongly that our, you know, investors should be paying as fees for actually value creation, beyond just sourcing and investment right is being heavily involved with the team commercially, from an M&A perspective, from grooming, you know, exit parties and exit avenues perspective, years before that exit happens. And, you know, obviously balance sheet, that’s our bread and butter. So feel very strongly in being kind of playing in a tandem with the management team and our views, my views, and the rest of the team is we come at it as operators. How do you build a business, right from ground up, and what’s the real value you add you can have as an investor, as an outside party, adding some very important incremental pieces to the puzzle.

Scott Turman 21:38

And please tell me if I’m wrong, but the way that I’ve always understood SPAC is that you were really heavily investing in the jockey, not the horse, because the horse doesn’t exist, right? That what you’re doing is you’re, its trust in the management team that they know where the money is, and there isn’t necessarily an investment thesis quite yet. Or wrong? Is that about or that incorrect?

Andrejka Bernatova 21:59

You are correct. That’s how most SPACs, I would define, look at the SPAC market. Now that’s not how we look at the SPAC market. So when you look at majority of SPACs, majority of SPACs, first of all, vast majority, don’t ever do a transaction. They just essentially raise capital, both private and public, and then are never able to consummate a deal. It’s not easy, you know, I have many CEOs, former CEOs and former private equity people are calling me, you know, very recently, because SPACs are, you know, it’s sort of a volatile vehicle. You have kind of revival, and then you have a bust, and it goes back up again and, and I tell a lot of folks to do a SPAC well, it’s extremely difficult, and so it’s a lot of the times, a sure way to finish your career on a negative note. So unless you are really willing to roll up your sleeves and do the work, don’t do it because it’s a high potential to fail. We somehow figure out a, you know, very successful, and you know, repeatable success that very few people are able to do. But I would say you have to be extremely diligent in making sure that the deal you want to do is a high quality deal, and you are merging with a company that should be public no matter what, it is not a last resort you should be, you know, taking companies public that should be public in the first place. A lot of times that does not happen with SPACs. SPACs sometimes come too early. You know, I mean, out of the targets in our last pick or two SPACs before we looked at about 350 different companies. Scott and you know, 347 of them, I said, don’t do SPAC. I built a business before. It’s not going to be on my watch that I’m going to let you destroy your business. I know how hard it is, so I think you have to be very disciplined in selecting the right business, and you have to be very disciplined in helping to raise the capital for that business. So it’s not just the management team. We should be involved. That’s why we created sort of an ecosystem of our investors in the SPAC that are, you know, people who’ve been very well versed with public and private investors, repeat successful track record and know what it takes to not only build a public business, but continue to run a successful public business. So I would say you, you need to be as a SPAC, you know, person. You should be very disciplined in finding right targets, and you should be very involved in taking the business public, making sure they have the right toolkit, making sure you help with a fundraise that is instrumental and that the capital structure is well positioned for the success of the company, you know, out of the gate and looking into the next two to five years of a true, healthy public business.

Scott Turman 24:53

Yes, because the wrong reasons would be, well, let’s get the original guys out of a deal because they want to need an exit, right? It’s not necessarily the best investment thesis, or it’s not necessarily the capital intensive reasons that you would go do it. I mean, what are some really bad reasons then to go public?

Andrejka Bernatova 25:15

One bad reason is you have no other options. That is a very bad reason. You should not do that. It’s, you know, it’s a very serious business. And you are very much in the public lens. And I think a lot of people don’t realize it. Number two is, you’re right. It’s just a tool to exit. And so sometimes you are seeing, you know, valuation. You saw it in that kind of 2022, 2021, 2023 crop, I can get the best valuation for the company. And I often explain to companies, you know, it’s a very simple concept, but a lot of companies and even backers don’t understand that concept. Higher valuation means you’re going to get less capital raised. Means your price is going to go down, which means it’s going to constrain your business. You’re not going to be able to access capital along the way, which, by the way, is the biggest if not, you know, one of the biggest benefits of being public is the ability to continue to raise capital and access multiple different pockets of capital from equity side, as well as debt, etc, etc, but higher valuation, less capital, less liquidity, you are actually going to kill your own business.

Scott Turman 26:27

So the valuations, okay? So they overshoot the valuation by, let’s pretend it’s, you know, it’s, it’s $100 right? They overshoot it by to $300 but the real value is really $100 and as a result, that second, third, fourth, fifth, when you go back for more the well, is dry, right? There’s no, there’s nothing to go sell, because you overestimated this, that and the other, okay, now I understand that’s, that’s really, it’s very interesting. You’re kind of, you really want to be a little spot on it sounds like in terms of valuation, just so you can actually create value right during the course of business, and then go back for more money, etc., etc.. So let’s go back, though to why you went to Houston for a moment. Is it Permian Basin and the Eagle Ford shale, like, are you there from the shale revolution? What brought you there, specifically in terms of Houston?

Andrejka Bernatova 27:16

Well, number one, it’s, you know, I do think obviously London and Houston and I would say Houston is true, you know, capital of the energy. I mean, I guess, you know, Midland, maybe it has, it’s, you know, minor, if you watch the land that show, by the way, recommended highly, gives you a taste of, you know, of the oil patch and how hard that life is. It’s really not easy. But I wanted to go to Houston because I wanted to make sure that I’m in the middle of the mix. And, you know, I gotta say one thing, Scott, you know, traditional energy sometimes doesn’t have a good reputation, but I tell you one thing. I mean, there is not a another community that I was more welcome, you know, I came, you know, woman, weird accent, you know, lived in all these places around the world, speaking, you know, multiple different languages, you know, coming from these big institution, I would say, you know, definitely Houston and Midland are the places when I say the word Harvard, they’re like, nobody cares. Show me what you can do, right? And I would say the biggest thing, probably, that I came for to Houston was in Texas, I think in general, you know, it’s a place where people fail over and over, and they get up and they get going again. You know, one of my mentors in the in the in oil and gas, you know, once said, you know, I don’t want to have any partnership with you. I don’t want to employ you until you fail like you need to have an epic failure. And then, you know, then we can talk. And so when you go to Texas, people, you know, you fail, people are going to say, oh, okay, great, what’s next? Versus, you know, in a lot of other places, you’re going to be sort of outside of society. Nobody’s going to want to talk to you, and they’ll pretend that they don’t know you. I mean, from that perspective, I think that entrepreneur mindset. I can do it myself. You know, that trust, that community is very small. And, yeah, there’s no other community that accepted me more ever in the world, and Texas, you know, energy community. So I came there. Really, it was part of the shale revolution. A lot of stuff was going on. But, you know, for major reason, was that entrepreneur mindset that I don’t think exists in many places in the world. That’s kind of the epicenter of America, almost, you know, that’s where US was always and hopefully will continue to head in that direction.

Scott Turman 29:33

Yeah, I was, I was born and raised in Houston, so I knew a little bit about the mentality there. And I think that goes back to the you know, when everything is great and you act one way. They want to understand what happens when the first shots fired, right? When things completely go off the rails, because that’s almost more important. It’s going to happen less hopefully, but it’s also incredibly important is, you know, how you act can ruin everything forever, right? How you act in a stressful situation or when shit hits the fan. That is, that is incredibly important, that kind of peace of mind and the ability to act under pressure, that’s super important.

Andrejka Bernatova 30:10

And I tell you, I mean, I love watching sports. I mean my kids, you know, they are small kids, and I’m learning a lot about sports, but sports teaches you a lot about life, too. And so I see my professional life and my I see my kids, you know, sports life now, and a lot of it has a lot of kind of, you know, interconnection. And the one thing that, again, going back to hockey, because it’s such a fast sport you have to intuitively react to situations, you know, one thing I tell my kids before they get on the ice, I say, look, I mean, a lot of the times people say, Hey, Scott, go be confident. Confidence is something you can teach somebody. It comes with time and experience. But what you can say to your kids or to yourself is, when I get on that ice, you can’t kill me. There is nothing that will happen that can destroy me, and that’s just much more powerful, right? And so it’s the same thing that happens with starting a business, or, you know, any kind of work you do, is when I go and start that business, it’s going to be so hard, and I’m going to have times that I don’t want to do it, and I don’t want to wake up and, you know, I don’t have a business card. I was joking with my team the other day. I’m like, well, finance you should have business cards, right? Like, if you are at Credit Suisse or Blackstone or Harvard, you are like, okay, yeah, look at me. I am, you know, I’m a big shock, but you know, the big, some of the biggest moments for me in life, where, when I was showing up at cocktail parties, you know, at industry events, and I don’t have a business card, and I’m just myself. But you know what, when I get on that ice, you can’t kill me, and I’m going to continue to get up despite the tough environment, and we are going to continue to execute, and we are going to continue to fight. And if you have that attitude, there’s literally nothing in my personal or professional life that happened, you know, where I set my mind towards a goal, and I have not achieved it. Nothing ever. It may have deviated a little bit, but it was always in that same zip code that I determined I’m going to end up. And so I do think that it works, and brain is the most powerful organ in in your body, and you can control your future. I know it sounds sort of naive, maybe, but I’ve done it, and I think others can do it too.

Scott Turman 32:26

Yeah, there was a study back in the 80s and 90s, and it was hundreds and hundreds of kids, and they followed them all the way through into adulthood. It’s been it’s very rare to have that type of, you know, real good data. And they were looking for what makes successful adults, what can you kind of instill in children at a young age that makes a successful adult? And it turns out it’s grit, G, R, I, T, the ability to keep getting up. Number what happens? You got to get up. Got to get up. And that’s, I mean, I’ve interviewed, I don’t know, probably 100 people in the last six months to a year, and that seems to be the only real difference. Is what happened when things went off the rails, right? And you don’t give up. That’s the difference between success and failure, because we’re going to fail eventually. It’s just a matter of time. And at what level, right? There’s obviously levels of failure, and it’s what you do again, back to what you do when things go off the rails, is what really matters.

Andrejka Bernatova 33:16

And I think you know one more thing, Scott, sorry to interject, but the other piece that’s super important. That’s why, you know, love what I do in energy and infrastructure and digital assets, you gotta surround yourself by good people, fundamentally, you know, people who want to do things the right way. And you know, that’s incredibly important. If you do things the right way. You know, I was just talking to somebody in Denver this week. You know you’re negotiating. It’s a tough negotiation, but you know it can be done in a way that’s hey, Scott, you know we disagree. You don’t want to sell the business. We’ll go in different directions, but we are all good, right? Like you want to, you really want to make sure that your primary goal in life and business or obviously personal life, but even in business, you are known as somebody who you know you do the right things, right? You stand up for your people. And when you negotiate, you negotiate hard, but you do the right thing at the end of the day,

Scott Turman 34:12

The ability to size someone up, right, because you have limited information on human right. And then when you’re doing business with people, have you? Do you have any tell. I’ve got one major tell that tells me I don’t want to do business when someone or I don’t want to work with them. And that tell is that they talk poorly about their spouse. If you talk poorly about your spouse, you’re probably not a good person, right? It’s literally, it’s about like a top 10. That’s my top three in terms of, we’re not going to work together. You have any things that you ever picked up along the way that you’re like, yeah, that doesn’t smell right, or something’s not gonna go right here.

Andrejka Bernatova 34:47

You know, one of the things is, do you have people that you’ve worked with while right? Are people? Do people like to work with you? Yeah, yes, yes, you know. So I think how you treat your own people, and you can be tough on people, but you know, at the end of the day, if people feel you are fair and you share sort of wealth or exposure, even a lot of the times you’re in a meeting, and that’s something that I really started to pay attention to, is, do you allow your team to speak up in meetings, and the people who don’t allow the team to speak up in meetings, what does it show about them? Right? Are they afraid that they are going to get exposed, that they don’t know enough about the topic or whatever, right? And so that’s another piece, when you’re in meetings, you know is Scott, who is part of your team actually speaking as well? Or are you speaking everybody else is quiet?

Scott Turman 35:45

Yeah. Also that my another tell to that point is the over talking. You ever someone who’s, who’s, uh, when, when you they, they try to instead, just, it’s an argument of facts. It ends up being an argument of voice tone, right? And they start over talking someone, and it drives me up the wall. But it’s also probably a tell that there’s, there’s a, there’s probably an ego issue there, or whatever. And again, that’s also another thing that I will deal with. If you have an ego issue, we’re not gonna do business. We’re just, we’re not a little bit it won’t be about facts. It’ll be about, you know, I feel, I feel this way or feel that way, and facts don’t care about your feelings.

Andrejka Bernatova 36:18

100%, 100% agree.

Scott Turman 36:21

Awesome. Okay, wait, so let me see if I can eke out one more. Do you have any more things? So I love the idea that you know that if you meet someone, you can kind of go through their LinkedIn profile and, like, wait a minute, they don’t have they’ve been in business for 25 years. They’ve only got like, two or three people that have been there more than three years. That’s probably an issue. If you have more than 10 to 20 employees. I like that a lot, I’m writing that down. Do you have any more kind of things that you know when you meet them you’re like, or any, any kind of smell test that this doesn’t, didn’t feel right, you know, once you, once you start kind of getting into with them. I only asked because, you know, you’ve got, you’ve got, you’ve got crazy experience, the amount of experience and you have done, you’ve probably done hundreds, maybe 1000s of deals, you know, I would imagine you could smell bullshit a mile away, right? What are those? What are those kind of tells for that, that’s, it’s, you know, it just is, when you’re a business, you got to be careful you deal with,

Andrejka Bernatova 37:12

You know, obviously, this is obvious. This is also something you can use in, you know, personal life, when you go on a date and the other person, you know, sort of, especially for guys, if he spends the whole evening talking about himself, it’s probably not a good partner there. And so, you know, it’s when, when you get into the room and you have somebody who just, you know, focused on themselves and their own career and is not curious about what you do, you know. And I mean, a lot of the times, I mean, for me, it’s sort of interesting. I’m obviously in a world of men, mostly it’s, you know, the other day, my son was watching my Zoom calls. It’s like, 20, you know, 20 guys on Zoom. And he’s like, have you do you like work with women? I’m like, I don’t even realize it, you know, like, that’s all I’ve done in life. So I kind of feel like I’m a guy, because that’s all I see. But, you know, when you get into the room and people are not curious about, have you actually done real things? You know, sometimes I’m mistaken for somebody who sets up meetings and, you know, brings coffees and so, you know, for me personally, and I get it, I get it, I probably would have that, you know, sort of subconscious bias as well myself, just because it’s a lot of numbers, it’s very simple. But you know, are people curious about you and truly kind of understand what you done in your life? So, you know, the over talking, over focus on themselves as somebody who the people I’ve met in my life who really were accomplished, whether they done great things or made money or, you know, contributed to society in any way. They don’t have to mention anything, right? It sort of comes naturally. Throughout the conversation. They’re like, wow, I didn’t realize, like, you are amazing. Like, why didn’t you tell me that the first 60 seconds we met?

Scott Turman 38:57

So they don’t feel compelled, and it’s I really like that. My wife says that a lot, if someone has there’s a lack of curiosity about people around them. There’s something wrong with them. There’s no curiosity at all about how, you know, how, without anybody got somewhere or whatever, that’s probably an issue. Oh, my God. I love, I love both those. Okay, yeah, that you crushed that. So, okay, so what is it? What is your kind of what is your ultimate goal in future? You know, Are you, are you just going to be the kind of founder of organizations, or are you kind of where you’re going to be for a while?

Andrejka Bernatova 39:29

You know, we are really facing, I think, in our entire economy ecosystem, Scott globally, a really exciting change. I mean, I thought, you know, the shale boom was super exciting, right? I mean, U.S. becoming the biggest producer of oil and gas globally. 25% of energy is produced in the United States. And a lot of the times, folks don’t are not aware of that. We talk about OPEC and go back, you know, setting the price OPEC right?

Scott Turman 39:56

Whose OPEC, whose OPEC? They have no power to raise prices, lower prices. Who cares? Who cares? And they’re producing a bunch of sour crude anyway, right? So it’s not like we that was, that’s how we that’s used to be, how we would, we would take their gross crude, not anymore, we’ve been getting most of our crude from Canada for a while, though, right?

Andrejka Bernatova 40:15

Yeah, and domestic production. I mean, we are 25% of production globally. So who is going to be really setting the price right. If price goes down, the US is the marginal producer. And, you know, the US activity is also very flexible. Those projects are not, you know, a decade in planning. There are months in planning so you can shut in and out production, you know, very quickly. But you know, where I see myself, and where I see the Dynamix platform going is we are seeing, obviously, enormous change in terms of demand coming not only from you and I, retail customers for power. You are seeing competition, obviously, from one electrification, right? But more importantly, data centers and AI. So if you and I want to continue to use Chat GPT and all the cool AI apps that you and I probably don’t know, but our kids know the biggest constraint to growth of AI is power. And how is power produced? It’s going to be, you know, fossil fuels and all other sources of energy, obviously nuclear and renewables and others. And so that is an incredibly transformational addition to the demand for energy. And the third piece, obviously, you know, digital assets, Bitcoin, obviously extremely energy heavy. And so you have two other contenders for sort of power demand and energy demand. And you know, that’s something that we’ve done for two decades. We’ve had successes, we’ve had failures, we’ve learned a ton. But we feel that that’s a space where we can really know value over, you know, two, three decades of our, my personal existence of hopefully, Dynamix, is going to be, you know, much longer than that we can play, you know, we can play an incredibly important role. Because, again, those two facets, digital assets and AI, is essentially constrained by energy, and that’s where we come from. And energy is, you know, and I don’t want to diminish here, the role of technology at all. I don’t mean to sound, you know, so derogative at all. But, you know, if app goes down, doesn’t generally kill people, but you know if power or energy or mining, if something goes wrong, I mean, this is lives at stake. This is very serious business. So you need to have people who have built large facilities, dealt with many different kinds of people all over the world and deployed a lot of capital with very large, you know, commercial and retail customer counterparties, people who know what they’re doing at the, you know, driving wheel. This is not a little project that, if it goes sideways, doesn’t cost a lot of money.

Scott Turman 42:55

People will die, and people will die unless this works all the time. Infrastructure is no joke. Andrejka we’re out of time, I’m going to take that last sentence and probably use that as the promo, because it’s, it’s exciting. Yeah, people die unless you get this right the first time. Thank you very much for doing this. It was absolutely, glorious to meet you.

Andrejka Bernatova 43:13

Scott. Thank you, and excited about what’s to come for the next 20-30, years, in energy and finding power.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.